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EXHIBIT 23



                                 Consent of KPMG LLP



The Board of Directors
HyperFeed Technologies, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-89799, No. 333-94273, No. 333-76291 and No. 333-49833)
and Form S-8 (No. 333-87801 and No. 333-51901) of HyperFeed Technologies, Inc. of our reports dated March 8, 2000, relating to the consolidated balance sheets of HyperFeed Technologies, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, and the related consolidated financial statement schedule of valuation and qualifying accounts, which reports appear in the December 31, 1999 annual report on Form 10-K of HyperFeed Technologies, Inc.

/s/ KPMG LLP


Chicago, Illinois
March 13, 2000